NAME OF REGISTRANT
Franklin Global Trust
File No. 811-10157

EXHIBIT ITEM No. 77D (g): Policies with respect to security investments

From Statement of Additional Information Supplement
GOF SA1 12/16:

SUPPLEMENT DATED DECEMBER 21, 2016
TO THE STATEMENT OF ADDITIONAL INFORMATION DATED
DECEMBER 1, 2016
OF
FRANKLIN GLOBAL TRUST
(Franklin Emerging Market Debt Opportunities Fund)


The Statement of Additional Information is amended as follows:

For the "Goals, Strategies and Risks
Additional Strategies - Glossary of Investments,
Techniques Strategies and Their Risks" section, the following is added after "When-issued, delayed delivery and to-be-announced transactions" on pages 28-29:

Zero coupon, deferred interest and pay-in-kind bonds
Zero coupon or deferred interest bonds are debt securities that make no periodic interest payments until maturity or a specified date when the securities begin paying current interest (cash payment date). Zero coupon and deferred interest bonds generally are issued and traded at a discount from their face amount or par value.
The original discount on zero coupon or deferred interest bonds approximates the total amount of interest the bonds will accumulate over the period until maturity or the first cash payment date and compounds at a rate of interest reflecting the market rate of the security at the time of issuance. The discount varies depending on the time remaining until maturity or the cash payment date, as well as prevailing interest rates, liquidity of the market for the security, and the perceived credit quality of the issuer. The discount, in the absence of financial difficulties of the issuer, typically decreases as the final maturity or cash payment date approaches.
The discount typically increases as interest rates rise, the market becomes less liquid or the creditworthiness of the issuer deteriorates.
Pay-in-kind bonds are debt securities that provide for interest payments to be made in a form other than cash, generally at the option of the issuer. Common forms include payment of additional bonds of the same issuer or an increase in principal underlying the pay-in-kind bonds. To the extent that no cash income will be paid for an extended period of time, pay-in-kind bonds resemble zero coupon or deferred interest bonds and are subject to similar influences and risks.
For accounting and federal tax purposes, holders of bonds issued at a discount, such as the Fund, are deemed to receive interest income over the life of the bonds even though the bonds do not pay out cash to their holders before maturity or the cash payment date. That income is distributable to Fund shareholders even though no cash is received by the Fund at the time of accrual, which may require the liquidation of other portfolio securities to satisfy the Fund's distribution obligations.
Because investors receive no cash prior to the maturity or cash payment date, an investment in debt securities issued at a discount generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments.
Such investments are more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.